TSX-V: MAD	OTCBB: MRDDF	FSE: MRG

Unit 1 - 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

MIRANDA GRANTS OPTIONS

Vancouver, BC, Canada – October 21, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) The Directors granted stock options to directors, officers, employees and consultants on 1,865,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.40 per share, which price is the last closing price of the Company’s shares prior to the date of grant.  The options granted will vest 50% immediately, and 50% in twelve months from date of grant.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Gold Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Doris Meyer, 604-536-2711.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.